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DEC 03 2021

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SEC FILE NUMBER
8-68772

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/1/2020** (MM/DD/YY) AND ENDING **9/30/2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stockpile Investments, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

548 Market Street, #61216
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karyn White	650 400-1821	karyn@stockpile.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	*3381*
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karyn White, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stockpile Investments, Inc., as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Karyn M. White

Karyn White

Title: CFO

***Based upon SEC guidance "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, Stockpile Investments, Inc. is making this filing without a notarization.**

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Stockpile Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. as of September 30, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stockpile Investments, Inc. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stockpile Investments, Inc.'s management. Our responsibility is to express an opinion on Stockpile Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockpile Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I-Computation of Net Capital under SEC Rule 15c3-1; Schedule II-Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3; and Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Stockpile Investments, Inc.'s financial statements. The supplemental information is the responsibility of Stockpile Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as the Company's auditor since 2018.
Walnut Creek, California
November 30, 2021

Stockpile Investments, Inc.

Statement of Financial Condition

September 30, 2021

Assets	
Cash and cash equivalents	$1,858,731
Cash at and due from clearing organization	284,944
Cash due from merchant card processors	340,525
Securities owned, at market value	80,208
Prepaid expenses and deposits	34,991
Software and equipment, net of $609,921 amortization and depreciation	17,696
Total Assets	**$ 2,617,095**

Liabilities and Stockholder's Equity	
Accounts payable and accrued expense	$ 390,725
Securities sold, not yet purchased	21,368
Other Liabilities	22,938
Total Liabilities	**435,031**

Stockholder's Equity	
Common stock ($.001 par value; 1000 shares authorized; 1000 shares issued and outstanding)	1
Additional paid-in capital	17,196,879
Accumulated deficit	(15,014,816)
Total Stockholder's Equity	**2,182,064**
Total Liabilities and Stockholder's Equity	**$ 2,617,095**

See accompanying notes to the financial statements which are an integral part of these financial statements.

Stockpile Investments, Inc.

Notes to the Financial Statements

September 30, 2021

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly-owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully-disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Management Capital Plan and Liquidity

For the fiscal year ended September 30, 2021, the Company had a net loss of $3,117,567 and an accumulated loss of $15,014,816. During the same fiscal year, the Parent contributed capital of $2,904,332 to the Company. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its Parent to fund its operations as the Company has not yet generated a positive cash flow. The Parent intends to raise additional equity until positive cash flows are achieved. The Parent is committed to continue to alleviate the Company's cash flow deficits as needed. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash at Clearing Organization—Receivable from clearing organization consists of net cash held by the Company in its proprietary accounts at the clearing broker, Apex Clearing Corporation ("Apex"), as of September 30, 2021. At September 30, 2021, $250,000 was held in a separate account as a requirement pursuant to the clearing agreement with Apex.

Securities Owned and Sold, Not Yet Purchased—Both securities owned and securities sold but not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in revenue.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful life of the related asset (generally three to ten years for equipment and furniture). Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Software and Web Application Development Costs—Costs for the development of new software and substantial enhancements to existing software and web applications are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Software and web application development costs capitalized through September 30, 2021 are $557,178.

Revenue Recognition—Through June 30, 2021, the Company earned its revenue from commissions and fees on securities transactions. Commissions were recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred. Since July 1, 2021, the Company suspended all fees and commissions on securities transactions.

During the year the Firm realized a trade error of approximately $450,000 due to a system failure which was not resolved prior to close of the market, which led to unrealized losses on positions in inventory.

Credit Card Fees—Through June 2021, the Company charged 3% for all customer credit and debit card transactions and has recognized the revenue ($1,137,952) on the statement of operations net of the credit card charges to the Company ($1,280,050.) After June 2021, the Company no longer charged fees or commissions to customers, and the net loss from credit and debit card transactions for the year ended September 30, 2021 was ($142,098.)

Use of Estimates—Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments—Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes—The Company's results are included in the consolidated federal income tax return and the combined franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consist of the following at September 30, 2021:

	Cost	Accumulated Deprec/Amort	Net Cost
Software (internally developed)	$557,178	$557,178	$ 0
Office furniture & equipment	70,439	52,743	17,696
Total	$627,617	$609,921	$17,696

Depreciation and amortization expense for the year was $10,812.

5. Lease Commitments

The Company has not entered into a lease agreement and reimburses the Parent for rent expense per an expense-sharing agreement.

Rent expense was $39,680 for the year ended September 30, 2021.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of at least 1/15 of aggregate indebtedness or $250,000, whichever is greater, both as defined. At September 30, 2021, the Company's net capital was $1,776,623 which exceeded the requirement by $1,526,623. At September 30, 2021, the percentage of aggregate indebtedness to net capital was 23%.

7. Income Taxes

Significant components of the Company's deferred tax balances as of September 30, 2021 are as follows:

Net operating loss carryforward	$ 3,444,560
Organization costs	20,445
Employee compensation—Stock options	13,923
Deferred Rent	(1,316)
Total deferred income tax assets	3,477,612
Valuation allowance	(3,477,612)
Net deferred income tax assets	$ -

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future years. At September 30, 2021, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against deferred tax assets.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company is no longer subject to federal and California tax examinations for tax years before year ended September 30, 2018 and September 30, 2017, respectively.

8. Related Party Transactions

The Company has an expense-sharing agreement with its Parent for rent, software maintenance, certain salaries, and technology services. The Company agrees to reimburse its Parent for its share of these costs paid on its behalf. Additionally, the Parent pays health care costs directly related to the Company, on the Company's behalf. During the fiscal year ended September 30, 2021, the Company's related party transactions with its Parent and Stockpile Gifts, Inc., a subsidiary of the Parent, are calculated as follows:

	Parent	SGI
Amount due at September 30, 2020:	$ 826	$ 5,481
Expenses incurred, due to related party:	560,121	1,930,578
Amount paid by Company:	-	(92,674)
Amount forgiven by Parent (contributed as capital):	(560,947)	(1,843,385)
Amount due at September 30, 2021:	$ 0	$ 0

Stock options of the Parent are issued to employees of the Company and the expense is included in compensation expense of the Parent. Similarly, the Parent incurs legal expense for the consolidated entities, and both management and legal counsel are unaware of any material legal issues applicable to the Company that would require disclosure.

9. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2021, securities owned were Level 1 assets measured at fair market value of $80,208, and securities sold not yet purchased were Level 1 assets measured at fair market value of $21,368.

10. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers.

These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

11. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. At September 30, 2021, the Company held $1,323,671 and $34,970 cash in excess of the federal insured limit in two of its bank accounts, respectively. The Company has not experienced any losses in such accounts. Due to the satisfactory credit rating of its bank and brokerage institutions, the Company believes that its cash and cash equivalents are not exposed to any significant credit risk.

12. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were issued. No material subsequent events were noted.